John Hancock Tax-Advantaged Global Shareholder Yield Fund

601 Congress Street

Boston MA 02210

February 16, 2024

VIA EDGAR

Mr. Timothy Worthington

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	John Hancock Tax-Advantaged Global Shareholder Yield Fund
File Nos. 333-276048 & 811-22056

Dear Mr. Worthington,

We have reviewed the Staff’s comment on the registration statement filed on Form N-2 on December 14, 2024 (the “Registration Statement”) for the John Hancock Tax-Advantaged Global Shareholder Yield Fund (the “Fund”). Below is a summary of the comment regarding the Registration Statement provided by the Staff on Friday, February 9, 2024. We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comment, and resolve any matters raised. It is anticipated that the Fund will seek effectiveness of the Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment. The Fund will, in connection therewith, make the requested representations and file the necessary acceleration request.

Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statement.

GENERAL COMMENT

1.	Please explain the changes to the principal investment strategies and please consider including a definition or cross-reference to a definition of “non-U.S. issuer.”

Response: In response to this comment, the Fund supplementally notes that the changes to the Fund’s principal investment strategies were made in 2022 following Board review and approval, and were disclosed to shareholders in a supplement to the prospectus dated September 22, 2022. In addition, the Adviser acknowledges that it will consider adding a definition or explanation of “non-U.S. issuer” for funds in the future where appropriate.

Thank you for your attention in these matters. If you have any questions, I may be reached at tdee@jhancock.com.

Sincerely,

/s/ Thomas Dee
Assistant Secretary of the Trust

cc:	Trayne Wheeler, K&L Gates LLP
Pablo Man, K&L Gates LLP